BWT
BEST WATER TECHNOLOGY

www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria
Walter - Simmer - Strasse 4
Telefon +43/6232/5011- 0


05009722

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

Rule 12g3-2(b) File No. ~~82-5222~~

Mondsee, 11th July 2005

BWT AG 82-5221
Rule 12g3-2(b) File No. ~~82-5222~~

SUPPL

The enclosed Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

dlw 7/14

Enclosure:
1 Copy of the Press Release:
(BWT is planning to spin off Christ Water Technology)

Bankverbindungen:
Bank Austria Creditanstalt AG, Konto-Nr. 0295-33346-00 BLZ 12000
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weißenbacher
Vorstand: Gerhard Speigner
Vorstand: Karl Michael Millauer

BWT Aktiengesellschaft
(ISIN AT0000737705; FN 96162 s)
Walter-Simmer-Straße 4
5310 Mondsee


BWT
BEST WATER TECHNOLOGY

Press release

BWT AKTIENGESELLSCHAFT IS PLANNING TO SPIN OFF CHRIST WATER TECHNOLOGY AG WITH ITS BUSINESS DIVISION AQUA SYSTEMS TECHNOLOGIES

Mondsee, 28 June 2005: The Austrian BWT Aktiengesellschaft, Europe's market leader in the water treatment sector, disclosed today in an ad-hoc announcement the intention to spin off its wholly owned subsidiary Christ Water Technology AG with its business division Aqua Systems Technologies (AST) and to list the shares of Christ Water Technology AG also in the Prime Segment of the Official Market of the Vienna Stock Exchange. In this context, in addition to each share held in BWT Aktiengesellschaft, BWT shareholders will receive one share in Christ Water Technology AG, which will bundle all activities in industrial and municipal water treatment technologies in the future. The two other business divisions, Aqua Ecolife Technologies (AET) and Fuel Cell Membrane Technologies (FCMT), and therewith basically all water technology products for the residential market, industry and commerce, will remain with BWT Aktiengesellschaft. Should the spin off be approved by the Supervisory Board of BWT Aktiengesellschaft and the shareholders, this would be the first spin off of this kind on the Austrian capital market.

The planned spin off is carried out in times when water treatment companies increasingly become a focus of attention for the financial community. This becomes also clear when looking at the sector performance of water technology stocks, which outperformed all major international stock exchange indices for the first time in 2004. Attractive growth rates are also predicted for the water market going forward. According to internationally acknowledged studies, the European market for industrial water applications alone is expected to grow from €500 million in 2004 to €700 million in 2007, which corresponds with an annual growth rate of c. 8%.

Andreas Weissenbacher, CEO of BWT Aktiengesellschaft, on the planned transaction: „Following the already carried out legal separation of the business divisions we have now taken on the next consistent step to provide the three business divisions with the potential to establish their own focused market appearance, thus laying the foundation for continued profitable and dynamic growth of all three divisions. The shareholders will

be given the opportunity to invest in two leading water technology companies, each with different business profile, thus benefiting from the specific dynamics in these markets."

On this basis, BWT Aktiengesellschaft and its wholly owned subsidiary, Christ Water Technology AG, entered into a separation and takeover agreement according to which all the shares held by BWT Aktiengesellschaft in Christ Water Technology AG are to be transferred by way of universal succession to Christ Water Technology AG with retroactive effect to 31 December 2004 and simultaneously transferred to the shareholders of BWT Aktiengesellschaft at a ratio of 1:1. Accordingly, the share capital of Christ Water Technology AG is to be increased prior to this, so that – as with BWT Aktiengesellschaft - its share capital will amount to EUR 17,833,500 broken down into 17,833,500 no par value shares.

The continuity in both business divisions will be guaranteed by the fact that DDr Karl Michael Millauer will remain CEO of Christ Water Technology AG, the division to be spun off. BWT Aktiengesellschaft will continue to be headed by Mr Andreas Weissenbacher as CEO.

DDr. Karl Michael Millauer considers the spin off to be a big chance for his company: "Christ Water Technology AG will be given the unique opportunity to convince the existing shareholders of a successful and consistent implementation of its global business model. We are also pleased with any new shareholder who wants to join us on our future growth path. Order intake in 2005 so far has been very encouraging and shows that we are on the right path to focus on dynamic growth and sustainable profit."

The planned spin off is, amongst other things, subject to the approval of the Supervisory Board and the General Meeting of Shareholders of BWT Aktiengesellschaft. The Management Board of BWT Aktiengesellschaft intends to submit the planned change of legal form for approval by the general meeting after further evaluation of the structure of the intended autonomy of the AST division and examination by the Supervisory Board. No date has yet been set for the general meeting, but it will be announced within the near future in view of the relevant deadlines for the procedure for changing the legal form.

Immediately following the registration in the Companies Register, the shares in Christ Water Technology AG are to be quoted in the Prime Segment of the Official Market of the Vienna Stock Exchange. They will be freely tradable and will not be subject to any restrictions of transfer.

Issuer: BWT Aktiengesellschaft, Walter-Simmer-Straße 4, A - 5310 Mondsee.
The shares in BWT Aktiengesellschaft, ISIN AT0000737705, are quoted on the Prime Market segment of the Official Market of the Vienna Stock Exchange.

In case of queries please contact:

Andreas Weissenbacher
Vorstandsvorsitzender
Tel. +43 6232 5011-1111
andreas.weissenbacher@bwt.at

Gerhard Speigner
Finanzvorstand
Tel. +43 6232 5011-1112
gerhard.speigner@bwt.at

Karl Michael Millauer
Vorstandsmitglied
Tel. +41 61 7558-537
km.millauer@christ.ch

BWT Aktiengesellschaft
Walter-Simmer-Straße 4
A- 5310 Mondsee
http://www.bwt-group.com

Mondsee, 27 June 2005

BWT Aktiengesellschaft
Management Board